UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13E-3

Rule 13e-3 Transaction Statement

(Pursuant to Section 13(e) of the Securities Act of 1934)

(Amendment No. 12)*

*Final Amendment

NET2PHONE, INC.

(Name of the Issuer)

NET2PHONE, INC.

IDT CORPORATION

HOWARD S. JONAS

JAMES A. COURTER

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

Class A Common Stock, par value $0.01 per share

(Titles of Classes of Securities)

64108N10

(CUSIP Number of Class of Securities)

Ira A. Greenstein
President
IDT Corporation
520 Broad Street
Newark, New Jersey 07102
(973) 438-1000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:

Joyce Mason, Esq.
General Counsel	Abbe L. Dienstag, Esq.
IDT Corporation	Kramer Levin Naftalis & Frankel LLP
520 Broad Street	1177 Avenue of the Americas
Newark, New Jersey 07102	New York, New York 10036
(973) 438-1000	(212) 715-9100

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A (§ § 240.14a-1 through 240.14b-2), Regulation 14C (§ § 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Act of 1934 (“the Act”).

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$94,605,978.90	$10,122.84

*	Estimated solely for purposes of calculating the amount of the filing fee. This calculation assumes the purchase of 46,149,258 shares of the common stock, par value $0.01 per share (the “Shares”), of Net2Phone, Inc. (“Net2Phone”), including Shares issuable upon exercise of vested stock options and upon conversion of shares of the class A common stock, par value $0.01 per share (“Class A Common Stock”), of Net2Phone, at a price per Share of $2.05 in cash. Such number of Shares represents 48,890,306 Shares outstanding and Shares issuable upon exercise of vested stock options and upon conversion of the shares of Class A Common Stock, in each case not already beneficially owned by IDT Corporation (“IDT”), as of November 1, 2005, less the 2,773,798 Shares already beneficially owned by IDT. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2005 equals $107.00 per $1,000,000.00 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,863.54

Form or Registration Number: Schedule TO/13E-3 (SEC File No. 005-56655)

Filing Parties: NTOP Acquisition, Inc. and IDT Corporation.

Date Filed: November 10, 2005

Amendment No. 12 to Schedule 13E-3

This Amendment No. 12 (this “Amendment No. 12”) is being filed by the filing persons listed on the cover page hereof and is the final amendment to the Schedule 13E-3 Transaction Statement (the “Initial Schedule 13E-3”) initially filed with the Securities and Exchange Commission on November 10, 2005 by IDT Corporation, a Delaware corporation (“IDT”), and NTOP Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of IDT (“Merger Sub”), as amended (the Initial Schedule 13E-3, as so amended, is referred to as the “Schedule 13E-3”). This Amendment No. 12 relates to the acquisition by Merger Sub of all of the outstanding shares (the “Shares”) of common stock, par value $0.01 per share (the “Net2Phone Common Stock”), and Class A common stock, par value $0.01 per share, of Net2Phone, Inc., a Delaware corporation (“Net2Phone”), not already beneficially owned by IDT.

The purpose of this Amendment No. 12 is to report that, on March 13, 2006 (the “Effective Time”), Merger Sub merged with and into Net2Phone (such merger, the “Merger”). As a result of the Merger, the separate corporate existence of Merger Sub ceased, and Net2Phone remained as the surviving corporation (“Surviving Corporation”). In the Merger, Merger Sub acquired all of the outstanding Shares (other than Shares already beneficially owned by IDT), and all such Shares were immediately cancelled. As of the Effective Time, each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub has been cancelled and converted into, and has become, one fully paid and nonassessable share of common stock, par value $0.01 per share (“Surviving Corporation Common Stock”), of the Surviving Corporation. As a result of the Merger, IDT now beneficially owns all of the issued and outstanding shares of Surviving Corporation Common Stock.

At the Effective Time, the certificate of incorporation and bylaws of Merger Sub became the certificate of incorporation and bylaws, respectively, of the Surviving Corporation. Also at the Effective Time, Net2Phone’s transfer agent closed the books of Net2Phone and, effective as of the close of market trading hours on March 13, 2006, the shares of Net2Phone Common Stock were de-listed from trading on the Nasdaq Stock Market. In addition, on March 13, 2006, Net2Phone filed a Form 15 with the Securities and Exchange Commission terminating the registration of the Net2Phone Common Stock and suspending Net2Phone’s duty to file reports under the Securities Exchange Act of 1934, as amended.

A copy of the press release issued by IDT on March 13, 2006 announcing the Merger is attached hereto as Exhibit (a)(1)(xv).

SIGNATURES

After due inquiry and to the best of their knowledge, the undersigned certify that the information set forth in this statement is true, complete and correct.

NET2PHONE, INC.

By:	/s/ Liore Alroy
Name:	Liore Alroy
Title:	Co-Chief Executive Officer

IDT CORPORATION

By:	/s/ Ira A. Greenstein
Name:	Ira A. Greenstein
Title:	President

HOWARD S. JONAS

By:	/s/ Howard S. Jonas

JAMES A. COURTER

By:	/s/ James A. Courter

Date: March 13, 2006

EXHIBIT INDEX

Exhibit	Description
(a)(1)(xv)	Press Release issued by IDT Corporation, dated March 13, 2006 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by IDT Corporation on March 13, 2006).